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04013946

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED NOV 2 2 2004 WASH. D.C. 202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

· 8-52221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____10/01/03____ AND ENDING ____09/30/04____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maplewood Investment Advisors, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8117 Preston Rd., Suite 400
                                        (No. and Street)

Dallas   TX   75225
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                        (Area Code – Telephone No.)

PROCESSED

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NOV 26 2004

THOMSON FINANCIAL

CF & Co., L.L.P.
                (Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Daniel C. Dooley_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Maplewood Investment Advisors, Inc._____ , as of ___September 30_____ , 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

KAREN MORRISSEY
MY COMMISSION EXPIRES
April 20, 2008

_____
Signature

___President_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAPLEWOOD INVESTMENT ADVISORS, INC.

Report Pursuant to Rule 17a-5(d)

September 30, 2004



MAPLEWOOD INVESTMENT ADVISORS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2004

MAPLEWOOD INVESTMENT ADVISORS, INC.

CONTENTS



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Maplewood Investment Advisors, Inc.

We have audited the accompanying statement of financial condition of Maplewood Investment Advisors, Inc. as of September 30, 2004 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maplewood Investment Advisors, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

C F & Co. 220

CF & Co., L.L.P.

Dallas, Texas
October 28, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Financial Condition
September 30, 2004

ASSETS

Cash	$ 810,452
Securities owned, at market value	852,810
Receivable from broker-dealers and clearing organizations	298,388
Receivable from shareholder	2,000
Furniture and equipment at cost, net of accumulated depreciation of $60,282	29,541
Other assets	57,760
	$2,050,951

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Financial Condition
September 30, 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 245,122
Payable to broker-dealers and clearing organizations	220,389
Commissions payable	202,947
Securities sold not yet purchased at market value	3,700
Federal income taxes payable	26,997
	699,155

Stockholders' equity:

Common stock, 1,000,000 shares authorized with $0.01 par value, 10,000 issued and outstanding	100
Additional paid-in capital	1,007,676
Retained earnings	344,020
Total stockholders' equity	1,351,796
	$2,050,951

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Income
For the Year Ended September 30, 2004

Revenues:

Securities commissions	$ 986,820
Sale of investment company shares	2,351,912
Other revenue related to securities business	794,919
Interest income	54,142
Dividend income	6,252
Gains (losses) on Firm securities trading accounts	385,823
Gains (losses) on Firm investment accounts	14,920
Gain (loss) on disposal of fixed assets	(4,162)
	4,590,626

Expenses:

Compensation and benefits	1,542,325
Commissions and clearance paid to all other brokers	2,448,843
Communications	109,231
Promotional costs	36,073
Regulatory fees and expenses	30,604
Occupancy and equipment costs	183,323
Other expenses	90,813
	4,441,212

Net income before income taxes	149,414
Provision for federal income taxes	39,762
Provision for state income taxes	1,991
Net income	$ 107,661

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2004

	Shares	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at September 30, 2003	10,000	$ 100	$1,007,676	$ 236,359	$1,244,135
Net income				107,661	107,661
Balances at September 30, 2004	10,000	$ 100	$1,007,676	$ 344,020	$1,351,796

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2004

Balance at September 30, 2003	$ -0-
Increases	-0-
Decreases	-0-
Balance at September 30, 2004	$ -0-

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash flows from operating activities:

Net income	$ 107,661
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation	18,865
(Gain) loss on disposal of fixed assets	4,162
Change in assets and liabilities:	
Increase in securities owned	(36,970)
Increase in receivable from broker-dealers and	
clearing organizations	(35,392)
Increase in receivable from shareholder	(1,000)
Increase in other assets	(22,323)
Decrease in accounts payable and accrued expenses	(63,033)
Decrease in payable to broker-dealers and clearing organizations	(93,046)
Increase in securities sold, not yet purchased	3,700
Increase in commissions payable	202,947
Decrease in unearned interest	(1,590)
Increase in federal income taxes payable	21,142
Decrease in state income taxes payable	(729)
Net cash provided (used) by operating activities	104,394

Cash flows from investing activities:

Purchases of furniture and equipment	(4,958)
Net cash provided by investing activities	(4,958)

Cash flows from financing activities:

Net cash provided by financing activities	-0-
Net increase in cash	99,436
Cash at beginning of year	711,016
Cash at end of year	$ 810,452

Supplemental Disclosures

Cash paid for:	
Income taxes	$ 12,765
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Maplewood Investment Advisors, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Advertising costs are expensed as incurred. Total advertising expense for the year ended September 30, 2004 was $139 and is reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Securities readily marketable are carried at market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2004 was $18,865 and is reflected in occupancy and equipment costs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Notes to Financial Statements
September 30, 2004

Note 1 -   Summary of Significant Accounting Policies, continued

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2004, the Company had net capital of approximately $1,154,417 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .24 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Lease Commitments

The Company leases office space under a long-term non-cancelable lease. Minimum lease payments under the lease at September 30, 2004 are as follows:

September 30,	
2005	$ 34,012
	$ 34,012

Note 4 -   Lease Commitments, continued

Rental expense for the year ended September 30, 2004 was $137,346 and is reflected in occupancy and equipment costs.

Note 5 -   Profit Sharing Plan

The Company has a qualified profit sharing plan covering all eligible employees, as defined, with a specified period of service. The contribution is discretionary with the Board of Directors, and the plan may be amended or terminated at any time. Contributions of $185,172 were paid to the plan for the year ended September 30, 2004.

Note 6 -   Related Party Transactions

The Company has a receivable from shareholder in the amount of $2,000 at September 30, 2004.

The Company received reimbursement from MIAI, Inc. (a related company) of $153,791 during the year ended September 30, 2004 which is included in other revenue related to the securities business.

Note 7 -   Concentration Risk

At September 30, 2004, and at various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

Note 8 -   Commitment and Contingencies

The Company has entered into Secondary Clearing agreements with other NASD member firms ("correspondents"), which provides that all the funds and securities belonging to the correspondents' customers are subject to the terms of the Company's clearing agreement.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the customers of the Company and its correspondents fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. The risk associated is subject to the market volatility of the underlying securities for a period of up to three days. At September 30, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2004

Schedule I

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 1,351,796
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,351,796
Deductions and/or charges		
Non-allowable assets:		
Receivable from shareholder	$ 2,000	
Furniture and equipment, net	29,541	
Other assets	31,660	
Non-marketable securities	26,100	(89,301)
Net capital before haircuts on securities positions		1,262,495
Haircuts on securities		(103,733)
Undue concentration		(4,345)
Net capital		$1,154,417

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 245,122
Federal income taxes payable	26,997
Total aggregate indebtedness	$ 272,119

Schedule I (continued)

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 18,150
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 1,054,417
Excess net capital at 1000%	$ 1,127,205
Ratio: Aggregate indebtedness to net capital	.24 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 1,104,416
Increase (decrease) due to adjustments for:	
Excess haircut	50,000
Rounding difference	1
Net capital per audited report	$1,154,417

Schedule II

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended September 30, 2004



C F & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Maplewood Investment Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Maplewood Investment Advisors, Inc. (the "Company"), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

C F & Co. LLP

CF & Co., L.L.P.

Dallas, Texas
October 28, 2004